AMENDMENT

19
4/6


SEC MAIL PROCESSING
RECEIVED
MAR 1 2 2007
WASH. D.C.
209
SECTION



07005262

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY LEADERSHIP SECURITIES GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4890 W. Kennedy Blvd Suite 220
(No. and Street)

TAMPA (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon HALLAN 813-225-1025
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carter, Belcourt + Atkinson, PA.
(Name – *if individual, state last, first, middle name*)

101 EAST KENNEDY BLVD Suite 1250 (Address) TAMPA (City) FL (State) 33602 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

SC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon D. Hallax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Leadership Securities Group Inc, as of Dec 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Idarmi Casanas
Commission # DD613847
Expires November 14, 20·0
Bonded Troy Fain Insurance Inc 800-385-7019

Idarmi Casanas
Notary Public

Sharon D. Hallax
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-1

SECURITIES AND EXCHANGE COMMISSION
RECEIVED



Carter, Belcourt & Atkinson, P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

MAR 16 2007

DIVISION OF MARKET REGULATION


SEC MAIL PROCESSING
RECEIVED
MAR 12 2007
WASH. D.C.
209
SECTION

To the Stockholder of

Equity Leadership Securities Group, Inc.

We audited the financial statements and supplementary information required by Rule 17a-5 of the Securities and Exchange Commission of Equity Leadership Securities Group, Inc. as of and for the year ended December 31, 2006, and issued our reports thereon dated February 21, 2007. However, we did become aware of an error in Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1. Nonallowable assets as reported were understated by $10,552.

The accompanying Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 reflects the Schedule as previously reported and as corrected.

This letter is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carter, Belcourt + Atkinson, P.A.

Tampa, Florida
March 6, 2007

331 South Florida Avenue, Suite 400 Lakeland, Florida 33801-4626 (863) 687-4010 FAX (863) 683-9667 (800) 749-6264
101 East Kennedy Boulevard, Suite 1250 Tampa, Florida 33602-5197 (813) 223-1316 FAX (813) 229-5952 (800) 933-3456

EQUITY LEADERSHIP SECURITIES GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

	As Previously Reported	As Corrected
Total ownership equity qualified for net capital	$ 206,015	$ 206,015
Deduct:		
Nonallowable assets	81,631	92,183
Net capital before haircuts on securities positions	124,384	113,832
Deduct:		
Investment securities haircuts:		
Variable annuity investment	521	521
Net capital	$ 123,863	$ 113,311
Aggregate indebtedness	$ 99,124	$ 99,124
Ratio of aggregate indebtedness to net capital	80%	87%

No material difference exists between audited computations of net capital pursuant to Rule 15c3-1 and the unaudited computations submitted by Equity Leadership Securities Group, Inc.

END